Camflo International Inc.

Management’s Discussion and Analysis

2nd Quarter Report

June 30, 2004

The following discussion and analysis of the operations, cash flows and financial position of the Company for the quarter ended June 30, 2004 should be read in conjunction with the June 30, 2004 Interim Financial Statements and the related notes. The effective date of this report is August 25, 2004.

Forward Looking Statements

Except for historical information, the Management’s Discussion and Analysis (“MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Description

The Company’s principal business activities are the acquisition, exploration and development, production, and marketing of petroleum and natural gas in Alberta. The Company holds working interests in several prospects throughout Alberta ranging from 3.75% to 68%. The Company commenced production during the fourth quarter of 2003 from its Prairie River 15-16 gas well in which it holds a 21.5% working interest.  The Company has a commitment to the exploration and development of several new prospects within its regions of focus in Alberta during the year 2004.

The year 2003 saw a substantial increase in market prices for both oil and natural gas.  The large amount of unbudgeted cash flow accruing to oil and natural gas producers due to these high prices alone has put substantial pressure on industry to find ways to employ this capital.  Strong cash positions of conventional producers and competition for on-line production by Income Trust Funds have together pushed the demand for new drilling prospects to an all time high.  The Company has been successful in developing new high quality prospects which will be drill-ready in 2004.  It is expected that commodity pricing will continue to be the main factor influencing industry decisions in the near future.

Since January 1, 2004 natural gas prices have exceeded Cdn. $7.00/mcf on several occasions, with similar significant increases in oil prices.  The unexpected high commodity prices have seen the industry with strong balance sheets and greater revenues, however, the other side of the positive turn is that the cost of doing business is rising rapidly, making it more difficult for smaller, less financed companies to participate in the active market.

The resource industry in which the Company is engaged is, in general, highly competitive. Competitors include well-capitalized resource companies, independent resource companies and other companies having financial and other resources far greater than those of the Company. Thus, a degree of competition exists between those engaged in the resource industry to acquire the most valuable properties. Due to the competitive pressures currently facing the Company, Camflo will focus on continuing to develop the projects it already has an interest in, and continue to seek medium risk plays below the target level of income trust funds.

Camflo International Inc.

Management’s Discussion and Analysis

2nd Quarter Report

June 30, 2004

Oil and Gas Interests

Alexander Prospect, Alberta

The Company has entered into an agreement to acquire a 35% net working interest of petroleum and natural gas rights in four sections of land with potential for multiple oil and gas formations in the Alexander prospect near Edmonton, Alta. The agreement calls for the company to pay 70% of the costs of drilling and completion of two re-entry oil wells (known as the 3-7 and 12-7 wells) and two new gas wells for a 70% working interest before payout, subject to a convertible overriding royalty of 15%. After payout to the company on these four wells, the convertible overriding royalty will convert to a 35% working interest, leaving the company retaining a 35% net working interest. By drilling these wells, the company has earned an option to participate in additional wells on these four sections on a straight-up basis (35% of costs for a 35% working interest) as well as an additional three contiguous sections (area of mutual interest) also on a straight-up basis (35% of costs for a 35% working interest). The 12-7 well is currently shut-in pending completion of a production battery and the 3-7 well will be utilized as a water disposal well.

The company has a 35% working interest of completed gas well 3A-7 (Belly River shallow gas well). The well is currently shut-in awaiting tie-in to production facilities. Pursuant to its option as disclosed above, Camflo participated as to its 35% net Working Interest (“WI”) in the 6- 7-57-1-W5 well that was drilled and cased in anticipation for production of commercial quantities of oil and gas. Camflo also plans to participate for a 30% net WI in a Belly River well, 5-8-57-1-W5, that is expected to be drilled this fall.

Snipe Lake Project, Alberta

The Company has acquired a 10% working interest of petroleum and natural gas rights in four sections of land north of Swan Hills, Alberta. The 10% working interest is based on paying 10% of the costs of drilling, completion and pipeline tie -in of a test well, known as the 3-28 well, before payout subject to a convertible overriding royalty of 15%. After payout, the convertible overriding royalty will convert to a 5% working interest one section of land. By drilling this well, the Company earns an option to participate in further exploration in an additional three contiguous sections at the same terms and conditions. The 3-28 test well was completed during the year and has been flow tested (with I.P. rates of 4 mmcf/d). A pipeline for this well is expected to be built in 2004.

Camflo, with its partners, also drilled a 2,800-metre well to test the Slave Point formation at 9-29-69-17W5. The well did not find commercial quantities of hydrocarbon and was subsequently abandoned.  By participating in the 3-28 and the 9-29 wells, Camflo has now earned a 5-per-cent working interest and all rights in four sections of land in the area.  Also, as a result of grouping an adjacent license with the 3-28 well, Camflo and its partners earned an aggregate 75 per cent (net 3.75% to the Company) interest in seven additional sections of land.

The Company acquired a 6.5% interest in three additional sections of mineral rights in the Snipe Lake project area in Crown land sales. In addition, during the period, the Company acquired a 20% interest in seven additional sections of mineral rights in the Snipe Lake area at a Crown Land sale. This additional land adjoins the company’s existing Snipe Lake holdings.  Additional seismic was recently shot and processed which has identified four more drillable prospects on the Company’s property.  Camflo now has varying interests from 3.75% to 20% in a total of 21 sections of petroleum and natural gas leases on this project.

Camflo International Inc.

Management’s Discussion and Analysis

2nd Quarter Report

June 30, 2004

Rainbow Lake Project - Black Creek, Northern Alberta

The Company has entered into an agreement to acquire a 68% working interest in three sections of land in the Rainbow area of Alberta near Black Creek. The agreement calls for Camflo to pay 68% of the costs of drilling and completion of a well to test the Keg River reef as defined by 3-D seismic. Camflo will have a 68% working interest before payout, reverting to a 34% working interest after payout, in the petroleum and natural gas rights.

In addition, Camflo has the right to participate, by way of an option, on three sections of adjoining lands with a similar anomaly. Camflo and its partners have drilled and cased the well, 3-18-110-09-W6, at Rainbow Lake. The service rig started its test on this multi-zone well, but due to warm weather and earlier than usual breakup, the test was suspended and will resume as soon as conditions allow. The Muskeg and Jean Marie formations will be tested for potential oil production and the Sulphur Point formation will be tested for the potential of natural gas production. On a successful completion, this well has set up two more drillable locations.

Prairie River Prospect, Alberta

The Company entered into an agreement to acquire a 21.5% net working interest in a gas well re -completion, known as the 15-16 well, in one section of land in the Prairie River area of Alberta. The agreement calls for the company to pay 35% of the costs, approximately $56,420, of re -completion for a 21.5% working interest of petroleum and natural gas rights. In addition, the Company took an option on three sections of adjoining lands by paying 40% of a subsequent seismic program and drilling an additional well at 100% working interest before payout and 49.5% working interest after payout at the Company's election.

On October 15, the 15-16 well was placed in production at Prairie River. The well came on stream at an initial rate of approximately 800,000 cubic feet of gas per day with the rate declining slightly since commencement of production. The Company has 21.5% net working interest in this well.

Camflo and its partners have shot and reviewed seismic off-setting its 15-16 well. The seismic identified an offset location to this well at 16-17-69-16 W5. The new location has been built and the well is expected to be drilled during the fall as there was not sufficient time prior to breakup. Camflo renegotiated its previous option agreement and has agreed to participate as to a 51.25% working interest before payout reverting to a 31% working interest after payout in the new well and will have earned this interest in the three sections of petroleum & natural gas leases originally optioned. With facilities in place the 16-17 well, if successful, could be placed on production immediately.

Goose River Prospect, Alberta

The Company entered into an agreement to acquire a 30% working interest in four sections of petroleum and natural gas leases in the Goose River area of Alberta. The agreement calls for Camflo to pay 30% of the cost of drilling and completing a test well which has been technically defined by seismic data. Camflo will have a 30% working interest before payout, reverting to an 18% working interest after payout in the test well and will earn an 18% net working interest in all four sections of land. This multi-zone test well, at 6-3- 69-17-W5, has been drilled and cased in expectation for production of commercial quantities of oil and gas. In addition, Camflo has the right to participate on the same terms, by way of an option, on eight sections of adjoining lands with similar geological objectives. These twelve sections of

Camflo International Inc.

Management’s Discussion and Analysis

2nd Quarter Report

June 30, 2004

land are contiguous to Camflo’s acreage in the Snipe Lake and Prairie River areas in Northern Alberta.

Camflo acquired an additional 8% working interest in the Goose River test well as a result of a partner not participating in this well. All remaining partners picked up their proportionate working interests. The additional interest has a 500% penalty payment associated against the non participating party. Once 500% of the total costs of this operation have been recovered the non-participating party could reacquire the 8% working interest from Camflo.

Results of Operations

The Company reported revenues from its oil and gas investments of $111,157 and a gross profit of $11,991 for the six months ended June 30, 2004. The Company commenced production during the fourth quarter of 2003 and therefore there are no comparative revenue figures to report for the six months ended June 30, 2003.

The Company reported a net loss for the six months ended June 30, 2004 of $320,118 compared to a net loss of $123,782 in the corresponding period in 2003.  The increase in the loss is due to an increase in exploration, development and financing activities. Specifically, the increased expenses relate to consulting, management and professional fees as well as investor/shareholder information and travelling expenses.  The increase in management and consulting fees is a result of the increased activities and growth of the Company.  At this time, the Company has no employees or in-house support staff.  The day-to-day operations and over sight of the affairs of the Company, including the oil and gas interests, are provided by three directors of the Company (See Related Party Transactions).  In addition, the Company from time to time retains the services of other directors and pays a consulting fee for such services. Investor relations and shareholder communications expenses have increased as a result of the increased financings.   The Company has taken a more aggressive approach to investor awareness during financing periods to assist in completing the financings.  The travel and accommodation expense relates to out of town meetings for the acquisition and investigation of oil and gas interests.

The Company capitalized $1,810,443 in resource property expenditures (less $36,511 for depletion of its producing properties) during the period ending June 30, 2004. Resource property expenditures consisted of the acquisition of a 20% interest in seven additional sections of mineral rights in the Snipe Lake area; drilling on the Alexander, Black Creek, Goose River and Rainbow Prospects; and land lease payments.

Convertible debentures outstanding deceased in the period due to the conversion in the previous quarter of the remaining balance of $360,000 in debentures.  The amount reported on the balance sheet at June 30, 2004 of $139,497 under Convertible Debentures Payable represents accrued interest on the debentures that has not yet been paid or converted.

The Company issued 7,374,000 common shares during the period increasing the number of common shares outstanding in the Company from 6,630,062 at December 31, 2003 to 14,004,062 at June 30, 2004 resulting in share capital  increasing from $2,002,491 to $3,684,234 at June 30, 2004.  The significant share issuance during the period was 3,600,000 common shares issued on conversion of the debentures as discussed above. The Company also issued 2,600,000 common shares for gross proceeds of $1,190,000 in connection with private placements and 1,168,000 common shares for proceeds of $200,600 on the exercise of warrants.

Camflo International Inc.

Management’s Discussion and Analysis

2nd Quarter Report

June 30, 2004

Selected Annual Information

The following are highlights of financial data on the Company for the most recently completed three financial years:

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Loss before extraordinary items	$356,083	$269,021	$207,184
Net Loss	$611,792	$269,021	$412,184
Loss Per Share	$0.14	$0.12	$0.37
Total Assets	$1,444,384	$376,701	$93,275
Total Liabilities	$1,429,865	$783,865	$475,366
Working Capital Deficiency	($539,578)	$95,028	($142,570)

Revenues up to December 31, 2003 were $51,805 and the gross loss was $7,350 for the year ended December 31, 2003.  This compares to no revenues reported in the previous fiscal years as there were no active production situations during those years.

Administrative and corporate expenses for the year ended December 31, 2003 were $348,733 compared to expenses in the preceding year of $269,021.  The increase in expenses for the year of 29% is a result of increased corporate activity, acquisitions, and additional management and consulting expenses to oversee the expanded operations of the Company during the year.  Office rent increased from $4,800 to $16,762 due to a move to larger premises to accommodate the expanded operations of the Company.  Travel expenses increased from $16,024 to $23,576 due to due diligence required on proposed acquisitions and the requirements of overseeing the various oil and gas projects in Alberta.  In all other respects the administrative and corporate expenses of the Company remained materially consistent with the preceding year.

The net loss for the year ended December 31, 2003 was $611,792, or $0.14 per share, compared to $269,021 for the year ended December 31, 2002, or 0.12 per share. The significant increase in net loss during the year was due to a number of factors including a write-off of an abandoned property of $217,778, increased interest charges on the Company’s outstanding debts, and increased corporate activity as described above.

Summary of Quarterly Results

	2004		2003				2002
Period ended	June 30 Q2	Mar. 31 Q1	Mar. 31 Q1	Jun. 30 Q2	Sep. 30 Q3	Dec. 31 Q4	Sep. 30 Q3	Dec. 31 Q4
Total Revenue	$51,223	$59,934	-	-	-	-	-	-
Income (loss) before extraordinary items	($156,474)	($100,444)	($32,592)	($88,893)	($97,466)	($384,405)	($66,812)	N/A
Basic per Share	($0.01)	($0.01)	($0.01)	($0.02)	($0.01)	($0.058)	($0.03)	N/A
Diluted Per Share	($0.01)	($0.01)	($0.01)	($0.02)	($0.01)	($0.058)	($0.03)	N/A
Net Income (loss)	($188,074)	($132,044)	($32,592)	($88,893)	($97,466)	($384,405)	($66,812)	N/A
Basic per Share	($0.01)	($0.01)	($0.01)	($0.02)	($0.01)	($0.058)	($0.03)	N/A
Diluted per Share	($0.01)	($0.01)	($0.01)	($0.02)	($0.01)	($0.058)	($0.03)	N/A

Camflo International Inc.

Management’s Discussion and Analysis

2nd Quarter Report

June 30, 2004

Revenue for the quarter ended June 30, 2004 was relatively consistent with the previous quarter. The net loss was $188,074 for the quarter, somewhat higher than the net loss of $132,044 reported in the prior quarter, due to a significant increase in general and administrative expenses in the quarter. The fluctuation in administrative expenses is dependent on a number of factors including the level of operating and financing activity the Company undertakes from quarter to quarter. The increased expenses were professional fees, travel, and shareholder communications.  The increase in these expenses is a direct result of the planned amalgamation with Spearhead Resources Inc. (See Subsequent Events) and an increase in financing activities (see Results of Operations).

The net loss during the current quarter was greater than the previous quarter despite costs being reported in the prior quarter for Stock Based Compensation relating to stock option grants and Amortization of Deferred Charges relating to the conversion of the convertible debentures. These two events resulted in charges to operations in the preceding quarter of $31,600 and $26,188 respectively.

Related Party Transactions

During the quarter, the Company incurred approximately $46,000 of charges by directors or companies with common directors for management, consulting and professional fees. Under agreements with its management and consultants, the Company pays monthly management and consulting fees of $14,000 to related parties.

Liquidity and Capital Resources

During the fourth quarter of 2003, the Company commenced oil and gas production in Alberta and realized operating revenues from these activities. The Company anticipates an increase of revenues as the Company places in production several resource properties drilled during the last fifteen months. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations and it continues to rely upon these sources of capital to finance its operations.

The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s revenues as well as its ability to raise capital to acquire and explore resource properties.

At June 30, 2004 the Company had a working capital deficiency of $1,653,311.  Subsequent to the period, the Company issued 9,000,000 common shares at a price of $0.50 per share and 3,185,273 tax-flow through common shares at a price of $0.55 per share for total gross proceeds of $6,251,900.  Also, see Subsequent Events below.

Off-Balance Sheet Arrangements

See Subsequent Events below.

Critical Accounting Estimates

See Note 2 to the December 31, 2003 year-end audited financial statements for the Company’s significant accounting policies.

Camflo International Inc.

Management’s Discussion and Analysis

2nd Quarter Report

June 30, 2004

Changes in Accounting Policies

In January 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented.  Under the new method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise period with a corresponding increase to contributed surplus.  Previously, the Company accounted for stock-based compensation using the settlement method and no compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant.  As a result of the change in accounting policy, the December 31, 2003 comparative figures on the Balance Sheet have increased accumulated deficit by $55,513 and contributed surplus increased by $55,513.

Financial Instruments

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities, loans payable, promissory notes payable, convertible debentures payable, and amounts owing to related parties. Terms of the financial instruments are fully disclosed in the Company’s financial statements. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from its financial instruments and that their fair values approximate their carrying values unless otherwise noted.

Disclosure for Venture Issuers without Significant Revenue

The Company commenced generating revenue in the fourth quarter of 2003 and has not had significant revenues in either of its last two financial years. The following table is a breakdown of the material components listed for the two most recently completed financial years and for the six month period ended June 31, 2004:

	Period Ended June 30, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
Capitalized exploration and development costs	$1,810,443	$1,411,920	$216,247
Expensed research & development costs	Nil	Nil	Nil
Deferred development costs	Nil	Nil	Nil
General & Administration costs	$300,509	$348,733	$269,021
Material costs, whether capitalized, deferred or expensed, not referred to in above	$31,600	$255,709	$45,943

Subsequent Events

Subsequent to June 30, 2004, the Company issued 9,000,000 common shares at a price of $0.50 per share and 3,185,273 tax flow through common shares at a price of $0.55 per share for total gross proceed of $6,251,900.  The Agents received a cash commission of $437,633 (equal to 7% of the proceeds of the private placement) and broker warrants to acquire 1,218,527 common shares at a price of $0.50 per share for an 18 month period.

Camflo International Inc.

Management’s Discussion and Analysis

2nd Quarter Report

June 30, 2004

Subsequent to June 30, 2004, the Company purchased a 32% working interest on the Joffre oil and gas property in central Alberta from Spearhead Resources Inc. Under Purchase and Sale Agreement the Company paid a purchase price of $3,500,000 for the property and provided a further $1,500,000 to Spearhead on account of outstanding joint venture obligations and approved AFE’s. In conjunction with the acquisition, the Company also entered into an Amalgamation Agreement with Spearhead Resources Inc. under which the Company and Spearhead have agreed to amalgamate on basis that Camflo shareholders would receive three common shares of the newly formed company (“Amalco”) for every four shares of Camflo held and Spearhead shareholders will receive one common share of Amalco for every share of Spearhead held.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.